EXHIBIT 99.1

February 27, 2020

EARLY WARNING REPORT

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American, GV6: FSE), (“Avino” or “the Company”)
announces that on February 25, 2020 Avino acquired 6,290,000 common shares of Talisker Resources Ltd., (“Talisker”) through the exercise of 6,290,000 Talisker share purchase warrants at a price of $0.25 per share. The shares are not subject to any resale restrictions, other than those applicable to the holdings of a control person.

As a result of the acquisition, Avino holds, directly and indirectly, 18,870,000 common shares of Talikser, representing approximately 11.42% of the total issued and outstanding common shares of Talisker and, on the same date, Avino sold 3,000,000 Talisker common shares at an average price of $0.5663, and as a result of the disposal, Avino now holds, directly and indirectly, 15,870,000 common shares of Talisker, representing approximately 9.60% of the total issued and outstanding common shares of Talisker on a non-diluted basis.

An Early Warning Report respecting this acquisition and deposition have been filed by Avino on the System for Electronic Document Analysis and Review, and can be viewed at www.sedar.com.

Avino acquired the common shares referred to above for investment purposes only. The investment will be reviewed on a continuous basis, and Avino’s holdings may be increased or decreased in the future, depending upon economic or market conditions or matters relating to Talisker.

About Avino

Avino is a silver and gold producer with a diversified pipeline of gold, silver and base metals properties in Mexico and Canada employing close to 350 people. Avino produces from its wholly owned Avino Mine near Durango, Mexico. The Company’s gold and silver production remains unhedged. The Company’s mission and strategy is to create shareholder value through its focus on profitable organic growth at the historic Avino Property near Durango, Mexico, and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the communities in which we operate.

AVINO SILVER & GOLD MINES LTD.

“David Wolfin”

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David Wolfin
President & CEO

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.